

Mail Stop 4546

September 2, 2016

<u>Via E-mail</u>
Rajesh C. Shrotriya, M.D.
Chief Executive Officer
Spectrum Pharmaceuticals, Inc.
11500 South Eastern Avenue, Suite 240
Henderson, Nevada 89052

> **Re:** **Spectrum Pharmaceuticals, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed March 14, 2016**
> **Form 10-Q for the Quarterly Period Ended June 30, 2016**
> **Filed August 9, 2016**
> **Form 8-K Dated August 9, 2016**
> **Filed August 9, 2016**
> **File No. 001-35006**

Dear Dr. Shrotriya:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015
Item 1. Business
Product Portfolio, page 3

1.   Please provide us with an expanded discussion of your products to provide more information about usage. For example, both FOLOTYN and BELEODAQ were developed for the treatment of Relapsed/Refractory PTCL. Are these products competitors; is BELEODAQ to be used in combination with FOLOTYN; or are there circumstances which would make FOLOTYN or BELEODAQ a better treatment option than the other. Additionally, confirm that you will provide this expanded disclosure in future filings.

2.   Please indicate all serious adverse effects related to use of your products and product candidates and confirm that you will provide this disclosure in future filings.

3.   With respect to your products that received FDA approval based on the FDA's accelerated approval program, please describe the results that were used to support approval and confirm that you will provide this disclosure in future filings. For example, if you performed clinical trials please indicate what type of clinical trial you performed and describe the results including the primary endpoints.

4.   With respect to recently approved products, please describe your clinical trials and results supporting FDA approval, including primary endpoints. Similarly, with respect to product candidates, describe the clinical trials including the primary endpoints and the results of any completed trials. Additionally, confirm that you will provide this disclosure in future filings.

Research and Development, page 9

5.   The table indicating the stage of development is confusing because of the accelerated approval of BELEODAQ and FOLOTYM by the FDA and the table's implication that FOLOTYN and BELEODAQ are the products that currently require the most amount of work prior to commercialization, please consider a textual discussion explaining this table or an alternate presentation clarifying that status of your products that received accelerated approval and the additional development work required.

Notes to Consolidated Financial Statements
Note 2: Summary of Significant Accounting Policies and Use of Estimates
(i) Revenue Recognition, page F-10

6.   Please address each of the following issues by referencing the authoritative literature you rely upon to support your policy and provide us proposed revised policy disclosure, where appropriate, to be included in future periodic reports:
   - Revise the second criterion under your product sales policy to indicate that the price is substantially fixed *or* determinable as stipulated in ASC 605-15-25-1a. In this regard the price does not need to be both fixed and determinable.
   - Tell us when and how you recognize licensing revenue "based on the contractual terms of each agreement and [y]our application of pertinent GAAP." Given your disclosure of the existence of upfront fees, milestone payments and royalties tell us your consideration of the multiple-element arrangements guidance in ASC 605-25 and the milestone method guidance in ASC 605-28.
   - Tell us when and how you recognize service revenue "when the corresponding milestone is achieved" as compared to when "the revenue is otherwise earned and due [you] through [y]our on-going activities."

Note 10: Business Combinations and Contingent Consideration
(b) Acquisition of Rights to EVOMELA and Related Contingent Consideration, page F-28

7.   It appears based on the table of your contingent consideration liability on page F-29 and the corresponding table from page 23 of your June 30, 2016 Form 10-Q that your liability only includes the $6 million milestone due Ligand Pharmaceuticals, Inc. upon regulatory approval occurring in March 2016. Please tell us why your contingent consideration liability is zero at June 30, 2016 when you appear to owe Ligand up to an additional $60 million in regulatory and sales-based milestones and also owe them royalties of 20% of future net sales. Reference for us the authoritative literature you rely upon to support your accounting.

Form 10-Q for the Quarterly Period Ended June 30, 2016
Notes to Condensed Consolidated Financial Statements
Note 4: Gross-to-Net Product Sales, page 17

8.   It is apparent that your commercial rebate and government chargebacks revenue reduction increased from 27.6% of gross product sales for the six months ended June 30, 2015 to 36.0% for the comparable period in 2016. Also, it is apparent that your data and distribution fees revenue reduction decreased from 8.0% of gross product sales in the 2015 period to 5.2% in the 2016 period. Finally, it appears from comparable disclosure in your 2015 Form 10-K that the referenced amounts in 2016 are not reasonably consistent with comparable rates for the last three fiscal years. Please tell us where you have disclosed the underlying causes for these changes in rates consistent with your July 23, 2013 response to comment 3 of our June 24, 2013 letter. Otherwise, in your response tell us why these rates changed and explain your consideration for disclosing the reasons in your filing.

Form 8-K filed August 9, 2016
Exhibit 99.1 Press Release dated August 9, 2016
Non-GAAP Financial Measures

9.   Your statements that your non-GAAP measures reflect adjustment for items that are not indicative of your on-going core operating performance and are important components of how you measure your internal performance does not satisfy Item 10(e)(1)(i)(C) and (D) of Regulation S-K. Please provide us proposed disclosure for inclusion in future earnings releases that:
   • Clearly identifies *each* non-GAAP measure and its most directly comparable financial measure calculated and presented in accordance with GAAP;
   • Explains why you consider *each* of your non-GAAP measures to be useful to investors and how *each* adjustment contributes to the usefulness of the measures; and
   • To the extent material, explains the additional purposes, if any, for which you use *each* non-GAAP measure presented.
   In this regard, we note that you disclose in your reconciliation table amounts for many of the line items in your statement of operations, including total revenues, selling, general and administrative expenses, research and development expenses, etc., and you do not

explain why each of these non-GAAP amounts is relevant and useful to investors. Also, it is unclear why the removal of large expenses as non-GAAP adjustments for items that relate to prior acquisitions (such as amortization of intangibles, milestone payments and the change in fair value of contingent consideration) is not indicative of your core operating results given that part of your stated primary strategy relates to the acquisition of products.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert the staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 or Sharon Blume, Accounting Branch Chief, at (202) 551-3474 if you have questions regarding the comments on the financial statements and related matters. Please contact Michael Gershon, Staff Attorney, at (202) 551-6598 or Suzanne Hayes, Assistant Director, at (202) 551-3675 with any other questions. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance